UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of March 2025

Commission File Number 001-40736

Lilium N.V.

(Translation of registrant’s name into English)

Galileostraße 335

82131 Gauting, Germany

Telephone: +49 160 9704 6857

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

CONTENTS

As previously disclosed, on October 28, 2024, Lilium N.V. (the “Company” or “Lilium”) received a written notice from the staff of the Nasdaq Listing Qualifications Department notifying the Company that the trading of the Company’s Class A ordinary shares and warrants will be suspended at the opening of business on November 6, 2024, and a Form 25 Notification of Delisting will be filed with the U.S. Securities Exchange Commission (the “SEC”) to delist the Company’s securities from the Nasdaq Global Select Market (“Nasdaq”). Following the trading suspension, the Company’s ordinary shares commenced trading over-the-counter.

The Company received notice from the Hearings Department of Nasdaq that on March 12, 2025, Nasdaq will issue a press release announcing that it will file a Form 25 Notification of Delisting with the SEC to complete the delisting of the Company’s securities. The delisting will become effective ten days after the Form 25 is filed. Based on the Nasdaq website, the Company expects the Form 25 to be filed with the SEC on March 21, 2025. Additional information and background on the delisting of the Company’s securities from Nasdaq may be found in Lilium N.V.’s Form 6-Ks filed with the SEC on October 24, 2024, October 29, 2024 and November 4, 2024.

As previously reported on the Form 6-K filed on January 8, 2025, regular insolvency proceedings pertaining to the Company commenced in the court of Weilheim in Germany. These proceedings are in process to wind up the company. As previously disclosed, the Company does not expect any distributions to holders of its Class A ordinary shares in connection with the winding up process.

Incorporation by Reference

The contents on this Form 6-K are hereby incorporated by reference into the Company’s registration statements on Form F-3 filed with the U.S. Securities and Exchange Commission (“SEC”) on October 1, 2024 (File No. 333-282442), July 29, 2024 (File No. 333-281082), July 29, 2024, as amended or supplemented (File No. 333-281066), June 14, 2024 (File No. 333-280219), May 3, 2024 (File No. 333-279113), November 24, 2023 (File No. 333-275742), September 18, 2023 (File No. 333-274550), June 9, 2023 (File No. 333-272571), November 25, 2022, as amended or supplemented (File No. 333-268562), and October 3, 2022, as amended or supplemented (File Nos. 333-267718 and 333-267719), and the Company’s registration statements on Form S-8 filed with the SEC on November 18, 2021 (File No. 333-261175) and March 21, 2024 (File No. 333-278148).

Forward-Looking Statements

The information in this Report on Form 6-K contains certain forward-looking statements within the meaning of the U.S. federal securities laws including, but not limited to, statements regarding the delisting of the Company’s securities from Nasdaq. These forward-looking statements generally are identified by the words “may,” “shall,” “will,” “would,” “expect to,” “could,” “likely” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and are subject to risks and uncertainties that are subject to change at any time. Actual events or results may differ materially from those contained in the forward-looking statements. Factors that could cause actual future events to differ materially from the forward-looking statements in this Report on Form 6-K include those risks and uncertainties discussed in Lilium N.V.’s filings with the SEC, including in the section titled “Risk Factors” in Exhibit 99.2 to Lilium N.V.’s Report on Form 6-K filed on July 17, 2024 with the SEC which is available at www.sec.gov. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and the Lilium Group assumes no obligation to, and does not intend to, update, or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 12, 2025	Lilium N.V.

	By:	/s/ Klaus Roewe
		Name:	Klaus Roewe
		Title:	Chief Executive Officer and Executive Director